Exhibit 99.1

 Allot Communications Announces
Second Quarter 2016 Financial Results

Revenue growth of 6% year-over-year; Return to non-GAAP profitability; Signs a Strategic
Alliance agreement

Hod Hasharon, Israel – August 2, 2016 - Allot Communications Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of security and monetization solutions that enables service providers to protect and personalize the digital experience, today announced its second quarter 2016 financial results.

 Q2 2016 – Highlights

•	Revenues were $23M, up 6% year over year.

•	Non-GAAP gross margin was 73%, GAAP gross margin was 72%

•	Non-GAAP operating income of $786K, GAAP operating loss of $939K;

•	Company implemented an internal re-organization to better align the company structure with its new strategy of increased focus on security solutions and profitability;

•	Book-to-bill was below one. Updated yearly revenue guidance to $90-$94M;

Q2 2016 Financial results

On GAAP basis, total revenues for the second quarter of 2016 were $23.0 million compared to $22.9 million of revenue reported for the first quarter of 2016 and $21.6 million of revenue reported for the second quarter of 2015. Net loss for the second quarter of 2016 was $1.2 million, or $0.04 per basic and diluted share. This compares with a net loss of $4.3 million, or $0.13 per basic and diluted share, in the first quarter of 2016 and a net loss of $6.0 million, or $0.18 per basic and diluted share, in the second quarter of 2015.

On a non-GAAP basis, total revenues for the second quarter of 2016 were $23.0 million compared to $23.0 million of revenue reported for the first quarter of 2016 and $21.6 million of revenue reported for the second quarter of 2015. On a non-GAAP basis, net profit for the second quarter of 2016 was $0.4 million, or $0.01 per basic and diluted share. This compares with non-GAAP net loss of $1.8 million, or $0.06 per basic and diluted share, in the first quarter of 2016 and non-GAAP net loss of $3.0 million, or $0.09 per basic and diluted share, in the second quarter of 2015.

Net cash and cash equivalents as of June 30, 2016 totaled $116.6 million. The Company recorded negative operating cash flow of $1.2 million during the quarter. During the second quarter of 2016, cash used for the repurchase of our shares in the market totaled $2.3 million. In total, $3.5 million worth of shares have been repurchased out of a program of $15 million.

Management Comment

Andrei Elefant, President & CEO of Allot Communications, commented, "Early in July we have  implemented an internal re-organization encompassing the entire company in order to better align our organizational and cost structure to our strategy of increased focus on our security and monetization solutions and on profitability. We have now consolidated all our R&D efforts under one unit and have focused our sales and marketing efforts in the more profitable regions and products, in order to achieve increased profitability. This move also brings with it significant cost reductions which will support our profitability targets throughout this transition period.”

Continued Mr. Elefant, “In terms of Bookings, the second quarter was weaker than expected, mainly due to lower sales in APAC and the Americas. We had originally expected to receive substantial orders this year from certain customers in APAC and we now believe that these orders are more likely to be received next year. As a result, our business so far in 2016 has been comprised of smaller and more diversified orders. We, therefore, have lowered our budget and expectations for the remainder of the year. Despite the lower than expected level of revenues, thanks to our ongoing and significant cost reductions, we have achieved profitability on a non-GAAP basis and we expect further improvement in our operating expenses level throughout the remainder of the year.”

”On the positive side, we have seen a number of important developments in the past few months which are strategically significant,” added Mr. Elefant. "We signed a strategic partnership agreement with a leading security company, enabling both companies to offer a unique SECaaS offering, which we believe represents a significant opportunity for us over the coming years. In addition, the progress and traction made so far this year in the security segment is very encouraging, as existing customers are continuously adding licenses. We have reached a Security as a Service subscriber base of 15 million, up 50% in only 6 months. "

2016 Outlook

Based on current backlog and the Company's funnel of opportunities, the Company updated its 2016 guidance. Revenues are expected in the range of $90-$94 million for the full year of 2016, both on a GAAP and non-GAAP basis.  The Company also expects to incur a one-time restructuring cost of approximately $1M in the second half of 2016.

Conference Call & Webcast:

The Allot management team will host a conference call to discuss second quarter 2016 earnings results today, August 2, 2016 at 8:30 AM ET, 3:30 p.m. Israel time. To access the conference call, please dial one of the following numbers:

US: +1-646-254-3366, UK: +44(0) 20-3427-0503, Israel: +972-3-721-9510, participant code 3542491.

A recording of the conference call will be available from 12:00PM ET on August 2nd, 2016 for 30 days. To access the recording, please dial: +1-347-366-9565; UK: +44(0)20-3427-0598, access code: 3542491.

A live webcast of the conference call can be accessed on the Allot Communications website at: http://www.allot.com.

The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications (NASDAQ: ALLT, TASE: ALLT) is a leading provider of security and monetization solutions that enables service providers to protect and personalize the digital experience. Allot’s flexible and highly scalable service delivery framework leverages the intelligence in data networks, enabling service providers to get closer to their customers, safeguard network assets and users, and accelerate time-to-revenue for value-added services. We employ innovative technology, proven know-how and a collaborative approach to provide the right solution for every network environment. Allot solutions are currently deployed at 5 of the top 10 global mobile operators and in thousands of CSP and enterprise networks worldwide. For more information, please visit www.allot.com.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment and acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Sigalit Orr Director Corporate Communications International dialing +972-54-268-1500 sorr@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Revenues	$22,958	$21,592	$45,896	$51,124
Cost of revenues	6,524	6,432	13,667	14,200

Gross profit	16,434	15,160	32,229	36,924

Operating expenses:
Research and development costs, net	5,957	6,691	12,818	13,500
Sales and marketing	8,846	10,836	19,117	22,644
General and administrative	2,570	3,375	5,267	6,626
Total operating expenses	17,373	20,902	37,202	42,770
Operating loss	(939)	(5,742)	(4,973)	(5,846)
Financial and other income (loss), net	211	(111)	327	94
Loss before income tax benefit	(728)	(5,853)	(4,646)	(5,752)

Tax expenses	499	171	870	307
Net loss	(1,227)	(6,024)	(5,516)	(6,059)

Basic net loss per share	$(0.04)	$(0.18)	$(0.17)	$(0.18)

Diluted net loss per share	$(0.04)	$(0.18)	$(0.17)	$(0.18)

Weighted average number of shares used in computing basic net earnings per share	33,234,040	33,457,887	33,357,014	33,408,174

Weighted average number of shares used in computing diluted net earnings per share	33,234,040	33,457,887	33,357,014	33,408,174

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

GAAP Revenues	$22,958	$21,592	$45,896	$51,124
Fair value adjustment for acquired deferred revenues write down	36	11	101	22
Non-GAAP Revenues	$22,994	$21,603	$45,997	$51,146

GAAP cost of revenue	$6,524	$6,432	$13,667	$14,200
Share-based compensation (1)	(104)	(83)	(173)	(165)
Amortization of intangible assets (2)	(233)	(627)	(481)	(1,081)
Non-GAAP cost of revenue	$6,187	$5,722	$13,013	$12,954

GAAP gross profit	$16,434	$15,160	$32,229	$36,924
Gross profit adjustments	373	721	755	1,268
Non-GAAP gross profit	$16,807	$15,881	$32,984	$38,192

GAAP operating expenses	$17,373	$20,902	$37,202	$42,770
Share-based compensation (1)	(1,220)	(1,842)	(2,806)	(3,627)
Amortization of intangible assets (2)	(132)	(159)	(270)	(216)
Expenses related to M&A activities (3)	-	-	-	(577)
Non-GAAP operating expenses	$16,021	$18,901	$34,126	$38,350

GAAP financial and other income	$211	$(111)	$327	$94
Expenses related to M&A activities (3)	(135)	264	143	264
Non-GAAP Financial and other income	$76	$153	$470	$358

GAAP taxes on income	$499	$171	$870	$307
Tax benefit (in respect of net deferred tax asset recorded)	(69)	-	(131)	-
Non-GAAP taxes on income	$430	$171	$739	$307

GAAP Net Loss	$(1,227)	$(6,024)	$(5,516)	$(6,059)
Share-based compensation (1)	1,324	1,925	2,979	3,792
Amortization of intangible assets (2)	365	786	751	1,297
Expenses related to M&A activities (3)	(135)	264	143	841
Fair value adjustment for acquired deferred revenues write down	36	11	101	22
Tax benefit (in respect of net deferred tax asset recorded)	69	-	131	-
Non-GAAP Net income (Loss)	$432	$(3,038)	$(1,411)	$(107)

GAAP Loss per share (diluted)	$(0.04)	$(0.18)	$(0.17)	$(0.18)
Share-based compensation	0.04	0.06	0.09	0.11
Amortization of intangible assets	0.01	0.02	0.02	0.04
Expenses related to M&A activities	0.00	0.01	0.01	0.03
Fair value adjustment for acquired deferred revenues write down	0.00	0.00	0.00	0.00
Tax benefit (in respect of net deferred tax asset recorded)	0.00	-	0.01	-
Non-GAAP Net income (Loss) per share (diluted)	$0.01	$(0.09)	$(0.04)	$(0.00)

Weighted average number of shares used in computing GAAP diluted net earnings per share	33,234,040	33,457,887	33,357,014	33,408,174

Weighted average number of shares used in computing non-GAAP diluted net earnings per share	33,736,414	33,457,887	33,357,014	33,408,174

TABLE  - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$104	$83	$173	$165
Research and development costs, net	280	425	706	845
Sales and marketing	467	739	1,089	1,491
General and administrative	473	678	1,011	1,291
	$1,324	$1,925	$2,979	$3,792

(2) Amortization of intangible assets
Cost of revenues	$233	$627	$481	$1,081
Sales and marketing	132	159	270	216
	$365	$786	$751	$1,297

(3) Expenses related to M&A activities
General and administrative	$-	$-	$-	$351
Research and development costs, net	-	-	-	45
Sales and marketing	-	-	-	181
Finanacial expensees	(135)	264	143	264
	$(135)	$264	$143	$841

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2016	2015
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,145	$15,470
Short term deposits	32,967	42,700
Restricted cash	203	203
Marketable securities	63,281	64,921
Trade receivables, net	23,332	23,874
Other receivables and prepaid expenses	4,320	4,513
Inventories	10,308	10,169
Total current assets	154,556	161,850

LONG-TERM ASSETS:
Severance pay fund	258	282
Deferred taxes	378	501
Other assets	2,338	2,712
Total long-term assets	2,974	3,495

PROPERTY AND EQUIPMENT, NET	4,710	5,189
GOODWILL AND INTANGIBLE ASSETS, NET	36,930	37,681

Total assets	$199,170	$208,215

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$4,202	$7,107
Deferred revenues	14,078	14,066
Other payables and accrued expenses	12,695	13,921
Total current liabilities	30,975	35,094

LONG-TERM LIABILITIES:
Deferred revenues	4,836	4,912
Accrued severance pay	654	651
Other long term liabilities	4,262	4,153
Total long-term liabilities	9,752	9,716

SHAREHOLDERS' EQUITY	158,443	163,405

Total liabilities and shareholders' equity	$199,170	$208,215

TABLE - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Loss	$(1,227)	$(6,024)	$(5,516)	$(6,059)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	596	634	1,195	1,397
Stock-based compensation related to options granted to employees	1,324	1,925	2,979	3,792
Amortization of intangible assets	365	786	751	1,234
Capital loss	21	11	20	15
Decrease in accrued severance pay, net	9	41	27	53
Decrease (Increase) in other assets	483	(188)	374	(366)
Decease in accrued interest and amortization of premium on marketable securities	402	173	740	473
Increase (Decrease) in trade receivables	261	(2,300)	542	(2,125)
Decrease (Increase) in other receivables and prepaid expenses	(92)	1,378	242	(1,313)
Decrease (Increase) in inventories	(513)	(23)	(139)	1,765
Decrease (Increase) in long-term deferred taxes, net	61	(236)	123	(140)
Increase (Decrease) in trade payables	(3,060)	1,661	(2,905)	1,237
Increase (Decrease) in employees and payroll accruals	(12)	257	(597)	(169)
Increase (Decrease) in deferred revenues	1,163	283	(64)	383
Decrease in other payables and accrued expenses	(1,004)	(727)	(404)	(435)

Net cash used in operating activities	(1,223)	(2,349)	(2,632)	(258)

Cash flows from investing activities:

Redemption of short-term deposits	-	25,500	-	38,000
Investment in short-term deposit	(267)	-	9,733	-
Purchase of property and equipment	(409)	(418)	(736)	(1,084)
Investment in marketable securities	(8,200)	(11,548)	(16,980)	(18,275)
Proceeds from redemption or sale of marketable securities	7,690	6,079	18,590	11,607
Acquisitions	-	-	-	(10,052)

Net cash provided by (used in) investing activities	(1,186)	19,613	10,607	20,196

Cash flows from financing activities:

Exercise of employee stock options	15	24	26	100
Purchase of treasury stocks	(2,279)	-	(3,326)	-

Net cash provided by (used in) financing activities	(2,264)	24	(3,300)	100

Increase in cash and cash equivalents	(4,673)	17,288	4,675	20,038
Cash and cash equivalents at the beginning of the period	24,818	21,930	15,470	19,180

Cash and cash equivalents at the end of the period	$20,145	$39,218	$20,145	$39,218